Mail Stop 3-9



August 26, 2004

William Spencer
Chief Executive Officer
Imagenetix, Inc.
16935 West Bernardo Drive
Suite 101
San Diego, California 92127

Re:  	Imagenetix, Inc.
	Preliminary Proxy Statement on Schedule 14A, Filed August 24,
2004
	File No. 33-24138-D

Dear Mr. Spencer:

This is to advise you that we have limited our review of the above referenced proxy statement for compliance with disclosure related to compensation of directors and executive officers. More specifically, the document does not appear to provide all of the items required by
Item 402 of Regulation S-B, as required by Item 8 of Schedule 14A. For example, we note the document does not include an Option/SAR Grant Table for the 2003 fiscal year. In addition, we note you do not indicate whether your board of directors received compensation
for their services to the Company.   Please revise your proxy
statement to provide all of the information required by Item 8 of
Schedule 14A.

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Song P. Brandon at (202) 942-2831 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director